Sent Via Email to brad@americanenergy-inc

October 18, 2017

Mr. Brad Domitrovitsch

Chief Executive Officer

American Energy Partners, Inc.

PO Box 443

Allentown, PA 18105

RE: American Energy Partners, Inc. - Registration by Coordination

Dear Mr. Domitrovitsch:

According to the Colorado Division of Securities’ records, American Energy Partners, Inc. (“American Energy”) meets the requirements for “Registration by Coordination” pursuant to §11-51-303(3), C.R.S.

American Energy’s registration statement or other filing required to be filed with the securities commissioner shall be considered effective simultaneously with or subsequent to the federal registration statement or subsequent to the federal registration statement or other filing. §11-51-303(3), C.R.S.

American Energy shall promptly notify the securities commissioner of the date when the federal registration statement or other filing becomes effective and the content of any price amendment. §11-51-303(3), C.R.S.

If you have any questions or concerns, please do not hesitate to contact me at the undersigned.

Sincerely,

/s/ Derrick O’Neal
Derrick O’Neal
Securities Examiner